Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 37 pages.

04045329

LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday 24 September, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 04 2004
WASH. D.C. 185 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	24 September, 2004	Company Announcement: Final Accounts

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

10/5

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

24 September 2004

The Manager
Company Announcements Office

**Re: Occupational & Medical Innovations Limited
Final Results for the year ended 30 June 2004**

Please find attached OMI's Financial Report for the year ended 30 June 2004.

Review of Operations

First Sales Revenue

The year ended 30 June 2004 saw OMI record it's first revenue from the sale of its products. The award winning Safety Scalpel was available for the first time in both the Australian and North American markets. Sales revenue for the year was $352,290.

Operating Result

The consolidated entity recorded a net loss for the year ended 30 June 2004 of $3,695,081. This was inline with expectations and is consistent with increased levels of expenditure associated with products in their final stages of development and early stages of commercialisation.

Capital Raising

In June 2004, OMI undertook a successful capital-raising program, with the Share Purchase Plan raising $4,924,195 in fresh working capital. The Share Purchase Plan allowed existing OMI shareholders the opportunity to purchase an allotment of OMI

shares at a price discounted to the market. Some 40% of OMI's current Shareholders participated in the Plan, with 3,176,900 new shares being issued.

Retractable Syringe Distribution Agreement

In December 2003, OMI entered into a Distribution Agreement with Terumo Corporation for the distribution of OMI's range of Retractable Syringes in Australia, New Zealand and the Pacific Islands. Terumo Corporation is a leading global supplier of medical devices, is headquartered in Japan and has been in operation in Australia for over 30 years.

Following on from the Australian Distribution Agreement, OMI has signed a Heads of Agreement with the Terumo Medical Corporation for the distribution of OMI's range of retractable syringes throughout the United States, Canada and Mexico. Negotiations to progress to a Distribution Agreement are continuing with the Terumo Medical Corporation.

Regulatory Approval

During the year, OMI's Retractable Syringe has received regulatory approval from the Therapeutic Goods Administration (TGA), which now clears to way for the Syringe to be sold within Australia. The OMI Safety Scalpel is also TGA approved, as well as being approved for sale within the USA by the Food & Drug Administration (FDA).

Australian Design Award

OMI's Retractable Syringe was honoured this year with an Australian Design Award in the Medical/Scientific category. The Australian Design Awards are recognised by the Commonwealth Government for their importance in promoting Australian design nationally and internationally and is Australia's only national design awards program. Previous winners of Australian Design Awards include the Victa Lawnmower, the Winged Keel and the Hills Hoist. OMI's Safety Scalpel won an Australian Design Award in 2003.

Medical Advisory Panel

OMI has appointed a panel of seven medical experts to its Medical Advisory Panel. Chaired by OMI Chairman Dr John Taske, the Panel includes current Australian Medical Association President Dr Bill Glasson, Professor Russell Strong, Professor David Vickers, Dr Les Thompson, Dr Paul Millican and Dr Edward Dauber. The Panel will provide invaluable 'real world' input into the development of OMI's product range.

Shareholder Communication Plan

During the year, OMI announced its new Shareholder Communication Plan, which has been formulated following feedback from shareholders, the investment community and other parties interested in the progress of OMI. Shareholder newsletters were published and distributed in both April and September and the OMI website has been re-launched; now featuring a wide array of updated information on the companies products as ASX announcements and other information.

Employee Share Option Scheme

The year ending 30 June 2004 has also seen the announcement of an Employee Share Option Scheme. The scheme was designed around the strategy to align and motivate executives, employees and shareholders to the goal of building shareholder value. Share options will be issued to employees at an exercise price of $2.00 per share. The options will vest over 3 years provided that certain milestones are achieved. This includes a requirement that the share price for OMI must not be less than $3.50 within 12 months, $4.25 within 24 months, and $5.00 within 36 months. Directors are unable to participate in the Scheme.

Appointments

During this year, the OMI group has employed a specialist team to facilitate its product from design through manufacturing to market. This commercialisation stage of OMI's development has seen the appointment of the following specialist positions.

- Joint Chief Executive Officer
- International Business Development Manager
- Operations Manager
- Regulatory Affairs and Quality Control Manager
- Manufacturing Manager
- Clinical Support Manager

Future Outlook

OMI's Board has indicated that it anticipates revenue of $5 million in FY04/05, being the group's last loss year, and further that FY05/06 should result in strong revenue growth.

Consistent with OMI's strategy to capitalise on global opportunities, discussions are progressing strongly with B Braun for a potential release of its Safe IV Valve into the world market.

In the opinion of the Board, this positions OMI as Australia's leading Multi Medical Device Company.

K L Taske

KEITH TASKE
Joint Chief Executive Officer

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN 11 091 192 871

FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2004

DIRECTORS' REPORT

Your Directors submit the following report on the consolidated entity consisting of Occupational & Medical Innovations Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

Directors

The following Directors of the parent entity held office during the whole of the financial year and up to the date of this report:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A., Chairman

Dr John Taske is a Medical Specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland. He holds a further qualification in Tropical Medicine from the University of London.

Dr Taske resigned with the rank of Colonel from the Australian Regular Army after 16 years of service. Thirteen months of this service was spent in Vietnam as a Regimental Medical Officer with a further three years in the Australian Special Air Service Regiment (SAS). He successfully attended Joint Services Staff College during his service.

Former positions held by Dr Taske include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane. Presently, he is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery. He also serves on the Australian Pharmaceutical Advisory Council (APAC).

Dr Taske has been closely associated with Mr Bruce Kiehne for four years and has advised on modifications to Mr Kiehne's medical inventions during their developmental phase.

Bruce Kiehne - Managing Director

Mr Bruce Kiehne has been employed in the heavy machinery and vehicle maintenance industry for many years. He designed and constructed his first racing car at the age of fourteen and went on to hold a number of Championships in various classes.

In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture.

For the past six years Mr Kiehne has been involved in design and development of products for the Medical and Workplace Safety Industries.

Michael Hayne - Director

Mr Michael Hayne was admitted as a Solicitor of the Supreme Court in Queensland in 1974, and subsequently as a Solicitor of the High Court of Australia. In 1976, he was admitted as a Partner of the firm of Nicholsons Solicitors. His areas of practice include Corporate and Commercial Law and general business consultancy. He is a member of the Australian Institute of Company Directors.

DIRECTORS' REPORT
(continued)

Directors (continued)

The following Directors of the parent entity were appointed during the financial year and continue in office up to the date of this report:

Lawrence Litzow – Director (Appointed July 2003)

Mr Lawrence Litzow offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Mr Litzow is a chartered accountant by profession however has spent the last fourteen years in the corporate arena.

Keith Taske – Director (Appointed January 2004)

Mr Keith Taske was appointed as Joint Chief Executive Officer in December 2003 and was appointed as a Director in January 2004. Mr Taske has been involved with the consolidated entity since its inception and is a Director of OMI Inc, the American controlled entity. Mr Taske has held senior management positions both in Australia and the United States of America and brings a strong commercial presence to the executive team.

The following Director of the parent entity held office from the beginning of the financial year until his resignation at the Annual General Meeting for 2003 in November 2003.

David Jenkins B. Com, CPA, MAICD – Director (Resigned November 2003)

Mr David Jenkins has over 30 years experience in commercial business activities, specialising in the finance arena. Mr Jenkins has gained his expertise in a wide range of commercial industries ranging from multinational operations in Australia and overseas to small privately owned companies in technology operations.

Principal Activities

The principal activities of the consolidated entity during the year were the development and marketing of safety equipment used in the medical industry.

Review of Operations and Results of Operations

The consolidated operating loss after income tax for the financial year ended 30 June 2004 was $3,680,581 (2003: $2,192,036).

Whilst the year under review was a challenging one, it was also one of significant milestones for the Company as it moves towards producing cash flow as a manufacturer and supplier of multi-medical devices. The year has seen the Company produce its first sales revenue ($352,290) with contracts and orders in place to be fulfilled in the current year.

Costs for the year rose as a result of the Company assembling the staff to provide the research, testing, regulatory, manufacturing and marketing knowledge and skills needed to carry it forward as it moves to commercialisation of its products.

DIRECTORS' REPORT
(continued)

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the consolidated entity.

Directors Meetings

Number of Directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
Dr J Taske	13	13
B Kiehne	13	13
M Hayne	13	13
L Litzow (Appointed July 2003)	13	13
K Taske (Appointed January 2004)	5	5
D Jenkins (Resigned November 2003)	4	1

The Audit Committee comprising M Hayne, K Taske and L Litzow met four times during the year.
The Compliance Committee comprising Dr J Taske and M Hayne met twice during the year.
The Remuneration Committee comprising Dr J Taske and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by Directors:

Name of Director	Ordinary Shares
Dr J Taske	679 575
B Kiehne	4 242 573
M Hayne	89 225
L Litzow	13 225
K Taske	423 125

DIRECTORS' REPORT
(continued)

Emoluments of Directors and Senior Executive Officers

Principles used to determine the nature and amount of remuneration

Non-executive directors
Fees and payments to Non-executive Directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive Directors' fees and payments are reviewed annually by the Board.

Directors' fees
Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

Executive pay
The combination of base pay and superannuation make up the Executive Directors total remuneration. Base pay for the Executive Director is reviewed annually to ensure the executives pay is competitive with the market.

Details of remuneration

Details of the nature and amount of each major element of the emoluments of each Director of the company and the officers of the company and the consolidated entity are:

Director	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Dr J Taske	47 525	-	-	270	-	47 795
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

Executive Officers	Basic Emoluments	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024		143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period from 1 December 2003 to being appointed a Director on 22 January 2004.

The above disclosures relate to both the parent entity and consolidated entity.

DIRECTORS' REPORT
(continued)

Options

No options to acquire shares in the parent entity have been granted during the financial year and no options were outstanding at the end of the financial year.

Significant After Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the Directors would give rise to any conflict with the provisions of existing environmental regulation.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $25 139 to insure the Directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the Directors and officers in their capacity as Directors and officers of entities in the consolidated entity.

Proceedings on Behalf of the Company

No proceedings have been brought or intervened in on behalf of the parent entity with leave of Court under section 237 of the Corporations Act 2001.

Signed in accordance with a resolution of the Board of Directors:

LAWRENCE LITZOW

Director

Brisbane, 23 September 2004.

DIRECTORS' DECLARATION

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and cash flows, for the year ended on that date; and

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

LAWRENCE LITZOW

Director

Brisbane, 23 September 2004.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Revenue					
Revenue from ordinary activities	3	457 108	487 217	99 011	91 366
Expenditure					
Expenses from ordinary activities	4	(4 485 488)	(2 957 742)	(492 872)	(466 544)
Borrowing costs		(15 376)	(10 281)	-	-
Profit/(loss) before income tax expense		(4 043 756)	(2 480 806)	(393 861)	(375 178)
Income tax (expense)/benefit	5	363 175	288 770	-	-
Net profit/(loss)		(3 680 581)	(2 192 036)	(393 861)	(375 178)
Total revenue, expenses and valuation adjustments recognised directly in equity	16	(14 500)	(93 284)	(14 500)	(93 284)
Total changes in equity other than those resulting from transactions with owners as owners	17	(3 695 081)	(2 285 320)	(408 361)	(468 462)
Basis earnings per share	19	(13.96) cents	(8.57) cents		
Diluted earnings per share	19	(13.96) cents	(8.57) cents		

The above Statements of Financial Performance should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Current Assets					
Cash assets	6	5 631 098	3 754 846	5 397 173	3 712 418
Receivables	7	99 899	78 368	7 284	42 817
Other	8	216 266	10 577	10 000	10 000
Total Current Assets		5 947 263	3 843 791	5 414 457	3 765 235
Non-Current Assets					
Receivables	7	-	-	6 522 017	3 473 100
Property, plant and equipment	9	467 118	359 789	59	142
Other financial assets	10	-	-	16 564 639	16 564 639
Intangible assets	11	15 521 202	16 504 052	2 670 899	2 840 114
Other	12	1 058 246	962 803	150 893	150 893
Total Non-Current Assets		17 046 566	17 826 644	25 908 507	23 028 888
Total Assets		22 993 829	21 670 435	31 322 964	26 794 123
Current Liabilities					
Payables	13	131 722	45 671	20 904	7 897
Interest bearing liabilities	14	6 622	14 240	-	-
Provisions	15	54 021	45 026	-	-
Total Current Liabilities		192 365	104 937	20 904	7 897
Non-Current Liabilities					
Interest bearing liabilities	14	28 712	27 614	-	-
Provisions	15	11 194	5 440	-	-
Total Non-Current Liabilities		39 906	33 054	-	-
Total Liabilities		232 271	137 991	20 904	7 897
NET ASSETS		**22 761 558**	**21 532 444**	**31 302 060**	**26 786 226**
Equity					
Contributed equity	16	32 973 508	28 063 813	32 973 508	28 063 813
Accumulated losses	17	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)
TOTAL EQUITY		**22 761 558**	**21 532 444**	**31 302 060**	**26 786 226**

The above Statements of Financial Position should be read in conjunction with the attached notes.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers (GST inclusive)		425 755	462 570	35 906	23 695
Payments to suppliers and employees (GST inclusive)		(3 582 620)	(1 673 881)	(337 161)	(364 531)
Interest received		127 238	69 243	125 232	65 145
Research and development concession refund		363 175	288 770	-	-
Borrowing costs paid		(15 376)	(10 281)	-	-
Net cash provided by/(used in) operating activities	29	(2 681 828)	(863 579)	(176 023)	(275 691)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(249 652)	(265 455)	-	-
Payments for research and development		(95 443)	(247 494)	-	-
Net cash provided by/(used in) operating activities		(345 095)	(512 949)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		4 924 195	3 110 000	4 924 195	3 110 000
Share capital costs		(14 500)	(93 284)	(14 500)	(93 284)
Funds provided to controlled entities		-	-	(3 048 917)	(1 271 000)
Repayment of borrowings		(6 520)	(154 043)	-	-
Net cash provided by/(used in) operating activities		4 903 175	2 862 673	1 860 778	1 745 716
Net increase in cash held		1 876 252	1 486 145	1 684 755	1 470 025
Cash at the beginning of the year		3 754 846	2 268 701	3 712 418	2 242 393
Cash at the end of the year	6	5 631 098	3 754 846	5 397 173	3 712 418

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Occupational & Medical Innovations Limited and its controlled entities (refer note 27) are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the statement of financial position as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Tax consolidation legislation
The consolidated entity is assessing the implementation of the tax consolidation legislation. No decision on the adoption of tax consolidation has been determined and the Australian Taxation Office has still to be notified of any decision.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

(d) **Property, Plant and Equipment**

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) **Employee Benefits**

The following liabilities arising in respect of employee benefits are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee benefits, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) **Revenue Recognition**

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) **Intangibles**

Patents are brought to account at cost and prior to commercial production are amortised using the straight-line method over 20 years. Upon commencement of commercial production the life cycle of the product is assessed and patents are amortised on a straight line basis over that life cycle.

(h) **Deferred Research and Development Costs**

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Payables

Accounts payable represent the principal amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Cash

Cash includes cash on hand and in banks and investments in money market instruments.

(o) Leases

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Earnings per Share

Basic : Basic earnings per share is determined by dividing net profit/(loss) attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial year.

Diluted : Diluted earnings per share adjusts the figures used in the determination of basic earnings per share using the weighted average number of ordinary shares adjusted for dilutive potential ordinary shares outstanding during the financial year.

(q) Translation of Foreign Currency Items

Transactions in foreign currency are recognised and translated using the spot rate at the date of the transaction. Foreign currency monetary items outstanding at the reporting date are translated at the spot rate at the reporting date.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Net gains				
Foreign exchange gain	3 279	-	-	-
Expenses				
Depreciation of plant and equipment	136 390	49 450	83	73
Amortisation of leasehold improvements	65	29 441	-	-
Deferred Research and development costs written off	-	209 116	-	-
Amortisation of patents	982 850	982 850	169 215	169 215
Net loss on sale of non-current assets	5 868	-	-	-
Operating lease rental expense	51 600	51 600	-	-

3. REVENUES FROM ORDINARY ACTIVITIES

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Operating revenue:				
Sale of Goods	352 290	-	-	-
Rendering of Services	522	380 368	-	-
Non-operating revenue:				
Interest	101 017	95 464	99 011	91 366
Foreign exchange gains	3 279	-	-	-
Other	-	11 385	-	-
	457 108	487 217	99 011	91 366

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

4. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Classification of expenses by nature:				
Employee costs and Directors fees	1 334 395	748 730	137 545	111 545
Depreciation	136 390	49 450	83	73
Accounting	60 035	21 593	35 539	14 433
Amortisation	982 915	1 012 291	169 215	169 215
Consulting fees	173 604	187 711	48 499	85 951
Insurance	337 773	152 013	15 801	13 262
Legal costs	133 681	129 708	18 897	9 010
Listing expenses	41 774	52 944	41 774	52 944
Travel	207 789	57 057	-	-
Deferred Research and development costs written off	-	209 116	-	-
Patent fees	230 750	76 079	-	-
Printing and Stationery	55 279	41 662	-	-
Rent	51 600	51 600	-	-
Cost of goods sold	189 800	-	-	-
Repairs and maintenance	54 113	3 667	-	-
Computer	77 136	18 189	-	-
Other expenses from ordinary activities	418 454	145 932	25 519	10 111
	4 485 488	2 957 742	492 872	466 544

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Prima facie tax benefit on operating profit/(loss) calculated at 30% (2003 : 30%)	(1 213 126)	(744 242)	(118 158)	(112 553)
Tax effect on permanent differences:				
Amortisation of patents	294 855	294 855	50 765	50 765
Other non deductible items	47 883	5 923	12 489	2 703
FITB not brought to account	870 388	443 464	54 904	59 085
R&D concession refund	(363 175)	(288 770)	-	-
Income tax expense/(benefit)	(363 175)	(288 770)	-	-

5. INCOME TAX (continued)

Potential future income tax benefits at 30% (2003: 30%) attributable to tax losses and timing differences carried forward, amounting to $1 502 485 (2003: $829 484) for the consolidated entity, and $303 614 (2003: $253 065) for the parent entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

	Consolidated Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
6. CASH ASSETS				
Cash on hand	11	10	10	10
Cash at bank	382 859	178 607	148 935	136 179
Cash on deposit	5 248 228	3 576 229	5 248 228	3 576 229
	5 631 098	3 754 846	5 397 173	3 712 418
7. RECEIVABLES				
Current				
Trade accounts receivable	56 385	8 746	-	-
Other	43 514	69 622	7 284	42 817
	99 899	78 368	7 284	42 817
Included in trade accounts receivable are amounts receivable in US dollars translated at the spot rate at year end	35 777	-	-	-
Non-Current				
Receivables from controlled entities	-	-	6 522 017	3 473 100

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

8. OTHER CURRENT ASSETS

Prepayments	184 528	177	-	-
Other	31 738	10 400	10 000	10 000
	216 266	10 577	10 000	10 000

9. PROPERTY, PLANT & EQUIPMENT

Plant and equipment at cost	726 699	502 070	548	548
Accumulated depreciation	(260 094)	(142 281)	(489)	(406)
	466 605	359 789	59	142
Leasehold improvements at cost	578	80 429	-	-
Accumulated amortisation	(65)	(80 429)	-	-
	513	-	-	-
	467 118	359 789	59	142

Movements during the year:

Plant and equipment:				
Beginning of the year	359 789	148 450	142	215
Additions	249 074	260 789	-	-
Disposals	(5 868)	-	-	-
Depreciation	(136 390)	(49 450)	(83)	(73)
	466 605	359 789	59	142
Leasehold improvements:				
Beginning of the year	-	24 775	-	-
Additions	578	4 666	-	-
Amortisation	(65)	(29 441)	-	-
	513	-	-	-

10. OTHER FINANCIAL ASSETS

Investment in controlled entities - at cost	-	-	16 564 639	16 564 639

11. INTANGIBLES

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(4 132 807)	(3 149 957)	(710 800)	(541 585)
	15 521 202	16 504 052	2 670 899	2 840 114

The Directors have determined that patents at cost totalling $15 521 202 (2003: $16 504 052) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution Agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution Agreement with Device Technologies Australia Pty Limited as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel Manufacturing Agreement with WUXI XINDA Medical Device Co Ltd in China.
- Distribution Agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Heads of Agreement with Terumo Medical Corporation (USA) with a view to entering into a Distribution Agreement whereby Terumo Medical Corporation will be appointed OMI's exclusive distributor for its retractable syringe in the United States, Canada and Mexico.
- Syringe Manufacturing Agreement with China Medical Group, Inc. for manufacture of the retractable syringe and distribution in China.
- Heads of Agreement with B.Braun with a view to appointing B.Braun as exclusive distributor of OMI's Safe IV Access Valve in Australia, New Zealand and South East Asia.
- Safe IV Access Valve manufacturing Agreement with Vital Care Group, Inc. for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including moving from the Heads of Agreement with Terumo (USA) to a full distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a full Distribution Agreement with B.Braun for the distribution of the OMI IV Access Valve and the ability of manufacturers to fulfil their obligations under the Manufacturing Agreements. Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
12. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	1 058 246	962 803	150 893	150 893
Movements during the year:				
Opening balance	962 803	924 425	150 893	150 893
Additions	95 443	247 494	-	-
Amounts written off	-	(209 116)	-	-
Closing balance	1 058 246	962 803	150 893	150 893
13. PAYABLES				
Trade accounts payable and accruals (unsecured)	131 722	45 671	20 904	7 897
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	29 719	-	-	-
14. INTEREST BEARING LIABILITIES				
Current				
Hire purchase	6 622	14 240	-	-
Non-current				
Hire purchase	28 712	27 614	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

	Consolidated Entity 2004	Consolidated Entity 2003	Parent Entity 2004	Parent Entity 2003
15. PROVISIONS				
Current				
Employee benefits	54 021	45 026	-	-
Non-Current				
Employee benefits	11 194	5 440	-	-
Aggregate employee entitlements	65 215	50 466	-	-

The consolidated entity had 13 (2003: 15) full time or full time equivalent employees at 30 June 2004.

16. CONTRIBUTED EQUITY

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Issued shares:				
29 530 626 (2003: 26 353 726) fully paid ordinary shares	32 973 508	28 063 813	32 973 508	28 063 813
Shares issued during the period:				
Opening balance	28 063 813	25 047 097	28 063 813	25 047 097
1 000 000 ordinary shares at $3.11 each	-	3 110 000	-	3 110 000
3 176 900 ordinary shares at $1.55 each	4 924 195	-	4 924 195	-
Share issue costs	(14 500)	(93 284)	(14 500)	(93 284)
	32 973 508	28 063 813	32 973 508	28 063 813

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

17. ACCUMULATED LOSSES

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Balance at beginning of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
Net profit/(loss)	(3 680 581)	(2 192 036)	(393 861)	(375 178)
Balance at end of year	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)

18. TOTAL EQUITY

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Balance at beginning of year	21 532 444	20 707 764	26 786 226	24 144 688
Total changes in equity recognised in the Statement of Financial Performance	(3 695 081)	(2 285 320)	(408 361)	(468 462)
Transactions with owners as owners:				
- contributions of equity	4 924 195	3 110 000	4 924 195	3 110 000
Balance at end of year	22 761 558	21 532 444	31 302 060	26 786 226

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
19. EARNINGS PER SHARE				
Basic earnings per share	(13.96) cents	(8.57) cents		
Diluted earnings per share	(13.96) cents	(8.57) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	26 362 430	25 572 904		
Net profit/(loss) used in calculating basic earnings per share	(3 680 581)	(2 192 036)		
There are no potential ordinary shares that are dilutive at year end				
20. AUDITORS' REMUNERATION				
Services provided by the parent entity's auditor:				
Assurance services				
Audit and review of financial reports	20 000	17 500	20 000	17 500
Other services				
Compliance with regulatory requirements	12 933	10 526	12 933	10 526
	32 933	28 026	32 933	28 026

21. DIRECTOR DICLOSURES

Directors

The following persons were Directors of the parent entity during the financial year:

Name of Director	Title
Dr J Taske	Chairman – Non- executive Director
B Kiehne	Joint Managing Director
M Hayne	Non-executive Director
L Litzow	Non-executive Director, (appointed 22 July 2003)
K Taske	Joint Managing Director, (appointed 22 January 2004)
D Jenkins	Non-executive Director, (resigned 17 November 2003)

Principles used to determine the nature and amount of remuneration

Directors' fees

Fees to Directors reflect the demands which are made on, and the responsibilities of, the Directors. Directors' fees are reviewed annually by the Board and are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

21. DIRECTORS DISCLOSURES (continued)

Principles used to determine the nature and amount of remuneration (continued)

- Executive Directors' pay

The combination of Directors' fees, salary, non-cash benefits and superannuation make up the Executive Directors total remuneration. The salary component of Executive Directors' remuneration package is reviewed annually to ensure the Executives pay is competitive with the market. Executive directors' pay is not directly linked to the financial performance of the consolidated entity.

Details of remuneration

Details of the nature and amount of each major element of the emoluments of each Director of the company and the officers of the company and the consolidated entity are:

Director	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Dr J Taske	47 525	-	-	270	-	47 795
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

Total remuneration of Directors for the year ended 30 June 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046 *Directors and Executives Disclosures by Disclosing Entities.*

	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Total	116 000	126 181	16 547	11 356	-	270 084

Shareholdings

The number of ordinary shares in the parent entity held during the financial year by each Director and their personally related entities is set out below:

Name	Balance at the start of the year	Received on the exercising options	Net purchased / (sold)	Other changes	Balance at the end of the year
Dr J Taske	687 233	-	9 675	-	696 908
B Kiehne	9 838 710	-	(1 043 043)	-	8 795 667
M Hayne	83 000	-	14 450	-	97 450
L Litzow	-	-	24 653	-	24 653
K Taske	-	-	3 225	419 900 *	423 125
D Jenkins	375 600	-	-	(375 600) *	-
Total	10 984 543	-	(991 040)	44 300	10 037 803

* Movement recorded to recognise appointment / resignation as a Director.

22. SPECIFIED EXECUTIVES DISCLOSURES

Executives
The following persons were executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name of Specified Executive	Title
K Taske	Joint Chief Executive Officer (Appointed 1 December 2003)
A Horstman	Design Manager and Director of OMI Research Pty Ltd
W Archibald	General Manager (Resigned June 2004)
J Moylan	International Business Manager (Resigned June 2004)

The consolidated entity had no other employees during the year who meet the definition of specified executive.

Principles used to determine the nature and amount of remuneration
Executive pay
The combination of salary, non-cash benefits and superannuation make up the Executives total remuneration. Base pay for the Executive is reviewed annually to ensure the Executives pay is competitive with the market.

Specified Executives	Salary	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024		143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period from 1 December 2003 to being appointed a Director on 22 January 2004.

Comparative information for specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046 *Directors and Executives Disclosures by Disclosing Entities.*

Shareholdings
The number of ordinary shares in the parent entity held during the financial year by each Executive of the consolidated entity is set out below:

Name	Balance at the start of the year	Received on the exercising options	Purchased / (sold)	Other changes	Balance at the end of the year
K Taske	419 900	-	-	(419 900)#	-
A Horstman	2 000	-	-	-	2 000
W Archibald	50 133	-	-	(50 133) *	-
J Moylan	-	-	-	-	-
Total	472 033	-	-	(470 033)	2 000

* Movement recorded to recognise resignation as an employee
# Movement recorded to recognise transfer to specified director

23. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

24. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry, and in one geographical segment, being Australia.

The consolidated entity purchased inventory from China during the financial year at a cost of $189 800 (2003:nil) and made sales to its United States of America distributor totalling $352 290 (2003:nil).

25. CREDIT RISK EXPOSURE

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

26. RELATED PARTY TRANSACTIONS

(i) Transactions with Directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr M Hayne, totalling $35 744 (2003: $138 263);
(b) Wages paid to relatives of Mr B Kiehne totalling $26 310 (2003: $30 717);
(c) Secretarial and other services provided by Weir River Grazing Co, a company associated with Mr L Litzow, totalling $11 747 (2003 : $nil);
(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins, totalling $12 765 (2003: $78 400); and
(e) Vehicle servicing costs paid to Motorama Group, a company of which a former Director – Mr W Grady, is a Director, totalling $nil (2003: $ 1 880).

(ii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

27. CONTROLLED ENTITIES

Controlled Entities of Occupational & Medical Innovations Limited	*Country of Incorporation*	*Percentage of Shares Held* 2004	2003
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
~~OMI Manufacturing Pty Ltd~~	~~Australia~~	~~100%~~	~~100%~~
OMI Properties Pty Ltd	Australia	100%	100%

Controlled entity acquired in the year ended 30 June 2003

OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $955. The company has not traded since incorporation.

28. FINANCIAL INSTRUMENTS

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2004

	Non-Interest Bearing $	Fixed Interest Rate Maturing: 1 Year or Less $	Fixed Interest Rate Maturing: 1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	11	4 000 000	-	1 631 087	5 631 098	5.01%
Receivables	99 899	-	-	-	99 899	-
	99 910	4 000 000	-	1 631 087	5 730 997	
Financial Liabilities:						
Trade accounts payable	131 722	-	-	-	131 722	-
Hire purchase liabilities	-	6 622	28 712	-	35 334	10.09%
	131 722	6 622	28 712	-	167 056	
Net Financial Assets/(Liabilities)	(31 812)	3 993 378	(28 712)	1 631 087	5 563 941	

2003

	Non-Interest Bearing $	Fixed Interest Rate Maturing: 1 Year or Less $	Fixed Interest Rate Maturing: 1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Hire purchase liabilities	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/(Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

29. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the statement of financial position as follows:

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Net profit/(loss)	(3 680 581)	(2 192 036)	(393 861)	(375 178)
Depreciation	136 390	49 450	83	73
Amortisation of leasehold improvements	65	29 441	-	-
Amortisation of patents	982 850	982 850	169 215	169 215
Loss on disposal of non-current assets	5 868	-	-	-
Write down of research & development costs	-	209 116	-	-
Changes in assets and liabilities:				
Trade debtors	(47 639)	(6 537)	-	-
Other current assets	4 883	(36 221)	35 533	(36 221)
Prepayments	(184 351)	124 780	-	300
Trade creditors and accruals	85 938	(28 794)	13 007	(33 880)
Provision for employee entitlements	14 749	4 372	-	-
	(2 681 828)	(863 579)	(176 023)	(275 691)

(iii) The consolidated entity has no credit standby arrangements as at 30 June 2004. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 30.

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
30. COMMITMENTS FOR EXPENDITURE				
Operating leases in relation to plant and equipment				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	1 228	-	-	-
Later than one year and not later than five years	4 706	-	-	-
	5 934			
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	10 875	17 265	-	-
Later than one year and not later than five years	33 740	30 926	-	-
	44 615	48 191	-	-
Future finance charges:				
Not later than one year	(4 253)	(3 024)		
Later than one year and not later than five years	(5 028)	(3 313)	-	-
Hire purchase liability	35 334	41 854	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

31. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the Directors' Report.

32. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

33. EMPLOYEE OPTION PLAN

On 21 June 2004 the parent entity established the Occupational & Medical Innovations Employee Option Plan to enable the Board to offer options to acquire ordinary shares in the parent entity to employees, contractors and other key contributors to the consolidated entity's business, at the discretion of the Board.

As at 30 June 2004 no options have been issued under the employee option plan.

Key terms and conditions of the plan are as follows:

For the first issue of options under the plan one third of the options will vest on 7 June 2005, a further third will vest on 7 June 2006 and the balance will vest on 7 June 2007. The last exercise date is five years from the date of issue (subject to any adjustment under the plan).

Options will lapse on the earlier of:
- the last exercise date
- a determination of the plan committee that the options should lapse due to dismissal, removal from office, termination of contract, fraud, defalcation, gross misconduct or any act which brings the consolidated entity or any body corporate within the consolidated entity into disrepute
- unless otherwise determined by the plan committee, the date which is 30 days after ceasing to be an employee or termination of contract.

34. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax
AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

34. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Property, Plant & Equipment

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Research and Development

Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalised and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset.

Patents

All patents have been assessed as having a finite useful life. Patents will continue to be amortised over the useful life of the asset and also be subject to an annual impairment test.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Occupational & Medical Innovations Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding the Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 11 to the financial statements the Directors have determined that patents at cost totalling $15 521 202 (2003: $16 504 052) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution Agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution Agreement with Device Technologies Australia Pty Limited as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel Manufacturing Agreement with WUXI XINDA Medical Device Co Ltd in China.
- Distribution Agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Heads of Agreement with Terumo Medical Corporation (USA) with a view to entering into a Distribution Agreement whereby Terumo Medical Corporation will be appointed OMI's exclusive distributor for its retractable syringe in the United States, Canada and Mexico.
- Syringe Manufacturing Agreement with China Medical Group, Inc. for manufacture of the retractable syringe and distribution in China.
- Heads of Agreement with B.Braun with a view to appointing B.Braun as exclusive distributor of OMI's Safe IV Access Valve in Australia, New Zealand and South East Asia.
- Safe IV Access Valve manufacturing Agreement with Vital Care Group, Inc. for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including moving from the Heads of Agreement with Terumo (USA) to a full distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a full Distribution Agreement with B.Braun for the distribution of the OMI IV Access Valve and the ability of manufacturers to fulfil their obligations under the Manufacturing Agreements. Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

The carrying value of the patents also provide the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2003: $16,564,639).

PKF
A Brisbane Partnership
Chartered Accountants

R Q Cole
Partner

Brisbane, 23 September 2004.